Exhibit 12.1

Ratios of Earnings to Fixed Charges and Preferred Stock Dividends

Our ratio of earnings to fixed charges and our ratio of earnings to preferred stock dividends for each of the periods indicated are set forth below. The information set forth below should be read together with our consolidated financial statements and the accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," each of which is included in our Annual Report on Form 10-K for the year ended December 31, 2017 and incorporated by reference herein.

	Fiscal Year Ended December 31,
	2017	2016	2015
	(in thousands, except ratios)
Earnings (Loss):
Net income (loss) before income taxes	$4,513	$(5,709)	$(2,536)
Add: Fixed charges	1,359	4,935	6,124
Earnings (loss)	$5,872	$(774)	$3,588

Fixed charges:
Interest expensed on short-term borrowings and long-term debt	$596	$3,209	$3,767
Amortization of deferred financing costs and debt discounts	92	1,279	2,148
Estimate of interest within rent expense(1)	671	447	209
Total fixed charges	$1,359	$4,935	$6,124

Fixed charges and fixed charge ratio
Earnings (deficiency) to fixed charges	$4,513	$(5,709)	$(2,536)
Ratio of earnings (loss) to fixed charges (2)	4.32	N/A	N/A
Ratio of earnings to preferred stock dividends (3)	N/A	N/A	N/A

(1)

Estimate of interest within rent expense is calculated under the assumption that one-third of rent expense is representative of interest costs which is a reasonable approximation of the interest factor

(2)

For purposes of this ratio, earnings is defined as net loss before taxes plus fixed charges. Fixed charges consist of interest on short-term borrowings and long-term debt, amortization of deferred financing costs and debt discounts, and an estimate of the interest within rent expense. Our earnings were insufficient to cover fixed charges, and therefore we are unable to disclose a ratio of earnings to fixed charges for the years ended December 31, 2016 and 2015. Additional earnings of $5.7 million and $2.5 million would have been needed to have a one-to-one ratio of earnings to fixed charges for years ended December 31, 2016 and 2015, respectively.

(3)	For years ended December 31, 2017, 2016 and 2015, there were no preferred stock dividends, and therefore the ratio is not applicable.